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                                                           Exhibit 4.1

Name, Registered Offices and Structural Regime
Article 1

1. The Company bears the name: ABN AMRO Holding N.V. It has its registered offices in Amsterdam.

2. The Company shall be subject to Sections 158 to 164 inclusive of Book 2 of the Netherlands Civil Code.

Object
Article 2

The object of the Company is:

1. The participation in, collaboration with and financing, administration and management of other enterprises and companies and the performance of all acts, activities and services which are related or may be conducive thereto;

2. The engagement in banking and stockbroking activities, the management of third-party assets, acting as trustee, administrator, executor of wills and executive director, non-executive director or liquidator of companies or other organisations, the provision of insurances and the performance of all other acts and activities which are related or may be conducive thereto, all in the broadest possible sense;

3. The fostering of the direct and indirect interests of all those who are involved in any way in the Company and the safeguarding of the continuity of the Company and its affiliated enterprise(s).

Capital and Shares
Article 3

1. The Company's authorised share capital amounts to ten billion, five hundred million and five Dutch guilders (NLG 10,500,000,005). It is divided into the following classes of shares:

   a. one (1) priority share having a nominal value of five guilders (NLG 5);

   b. four billion (4,000,000,000) ordinary shares of one guilder and twenty-five cents (NLG 1.25) nominal value each;

   c. one billion (1,000,000,000) preference shares to be divided into one
      (1) series of four hundred million (400,000,000) and six (6) series of one hundred million (100,000,000) preference shares of five guilders (NLG 5) nominal value each;

   d. one hundred million (100,000,000) preference shares convertible into ordinary shares to be divided into one (1) series of twenty million (20,000,000) shares and eight (8) series of ten million (10,000,000) shares of five guilders (NLG 5) nominal value each.

   The preference shares convertible into ordinary shares shall hereinafter also be referred to as "convertible shares".

2. Where reference is made in these Articles of Association to "shares" or "shareholders", this shall be taken to refer to all classes of shares or their holders, unless it is expressly stipulated, or is evident from the context, that such is not the case.
   The following stipulations with respect to preference shares shall also apply to the convertible shares, unless it is expressly stipulated, or is evident from the context, that such is not the case.

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Shares
Article 4

1. The ordinary shares and the convertible shares shall be registered shares or bearer shares. The priority share and the preference shares shall be registered shares.

2. The shares shall be separately numbered per class and per series.

3. In the event that more than one party is entitled to a share or the said share belongs to an undivided community, the entitled parties may only have themselves represented vis-a-vis the Company by one person appointed by them in writing for that purpose.

4. Each time convertible shares are issued, the body authorised to issue the shares shall indicate the conditions on which and the term within which the shares in question can be converted into ordinary shares.

Registers
Article 5

1. The Managing Board shall maintain a separate register of the holders of each class of registered share, in which such entries and annotations shall be made, from which such extracts shall be issued and which shall be available for inspection in such a manner and by such parties as prescribed by law.

2. Each holder of registered shares or usufructuary or lienholder of such shares shall be obliged to notify the Managing Board in writing of his address and any change therein.

3. All entries and annotations made in the registers shall be signed by two members of the Managing Board or by one member of the Managing Board and one officer expressly authorised thereto by the said Board, or by two officers authorised thereto.

4. The registers referred to in this Article may consist of more than one part; they may be maintained, either in whole or in part, in more than one copy and in more than one place.
   At least one copy of the said registers shall at all times be kept at the offices of the Company in the place where it has its registered offices, and shall be available for inspection as required by law.

Share Certificates
Article 6

1. A share certificate shall be issued for each ordinary bearer share and each convertible bearer share. No certificates shall be issued for registered shares.

2. The share certificates shall be issued only in the form of "CF" certificates, i.e. a share certificate provided with a simplified dividend sheet which does not include a set of dividend coupons and a talon.

3. The Company may issue simplified dividend sheets (hereinafter referred to as "CF" dividend sheets) only to a custodian designated by the shareholder. Such designation may only be made from a group of custodians admitted by the Company in that capacity which have the custody of the "CF" dividend sheets administered by an institution accepted by the Company in that capacity but independent of the Company. Such custodians must have undertaken not to release any "CF" dividend sheets entrusted to their custody to others than the custodians admitted by the Company or to the Company itself.

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4. With respect to dividends and other payments on any share for which a "CF"
   certificate has been issued, the Company shall be discharged vis-a-vis the party entitled thereto by making available such dividends or other payments to, or in accordance with the instructions of, the independent institution as referred to in paragraph 3 hereinbefore.

5. In order to be able to distinguish between share certificates, they shall each be given a number or one or more letters and a number. The method by which this shall be done and the form and other substance of the share certificates shall be determined by the Managing Board, in consultation with the Supervisory Board.

6. Multiple share certificates may be issued for one or more lots of shares, as determined by the Managing Board, which may be divided into single share certificates at the request of the owner. The Company shall charge no costs in relation to such issue and division.

7. Pursuant to a request to that effect made by the shareholder concerned, ordinary shares and convertible shares in the form of bearer shares ("CF" certificates) may at any time, free of charge but following the approval of the Managing Board be exchanged for ordinary shares and convertible shares respectively which are registered, and vice versa.
   Such request may be made only through a form designed for that purpose and supplied by the Company and completed and signed by or on behalf of the shareholder concerned. The cooperation of the usufructuary or lienholder shall be required in the event that the shares concerned are subject to a right of usufruct or lien.

8. An exchange of ordinary shares or convertible shares which are registered, for ordinary shares or convertible shares in the form of bearer shares ("CF" certificates) shall be effected by the issuance of share certificates made out to bearer ("CF" certificates) and the simultaneous deletion of the entry in the register to in Article 5, paragraph 1 hereinbefore.

9. An exchange of ordinary shares or convertible shares in the form of bearer shares ("CF" certificates) into ordinary shares or convertible shares which are registered shall be effected by surrender of the share certificates ("CF" certificates) including the accompanying "CF" dividend sheets and simultaneous entry in the register referred to in Article 5, paragraph 1 hereinbefore.

10. No exchange may be effected for a period of three days prior to any General Meeting of Shareholders up to and including the date of such meeting, or for such longer period as may be determined for the lodging of share certificates as referred to in Article 30, paragraph 1 of the Articles of Association.

11. In the event of share certificates or dividend sheets being damaged, lost or misplaced, share certificates and dividend sheets may be issued in replacement thereof on conditions to be determined by the Managing Board. Such issue shall render the original share certificates and dividend sheets null and void vis-a-vis-the Company. The costs incurred therein may be charged to the applicant.

Transfer of Registered Shares
Article 7

1. The transfer of registered shares shall require a deed of transfer and serving of this deed on the Company or acknowledgement in writing by the Company of the transfer based on the submission of the said deed to the Company. This acknowledgment shall take the form of a written statement by the Company.

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2. The provisions of the preceding paragraph shall apply mutatis mutandis to the establishment and transfer of the right of usufruct or lien and to the allotment of registered shares in case of a division of any community.

Issue of Shares
Article 8

1. The issue of shares shall be effected by a resolution to that effect passed by the General Meeting of Shareholders following a proposal submitted by the Managing Board and approved by the Supervisory Board. With due observance of the relevant statutory provisions, the General Meeting of Shareholders shall be authorised to appoint the Managing Board as the body which is authorised, subject to the approval of the Supervisory Board, to issue shares; in this case, the Managing Board shall also be authorised to determine the share price and further terms of issue.

2. The above provisions with respect to the issue of shares shall also apply to the granting of rights to acquire shares; they shall not, however, apply to the issue of shares to a party exercising a previously obtained right to acquire shares.

Pre-Emptive Right
Article 9

1. When ordinary shares or convertible shares are issued, each holder of ordinary shares shall have a pre-emptive right, in proportion to the aggregate amount of his ordinary shares, except in the case of an issue of shares for a consideration other than in cash or an issue of shares to employees of the Company or of a group company.

2. The body authorised to issue shares may, with due observance of the statutory provisions, restrict or exclude the pre-emptive right for any issue. If the Managing Board has been appointed as the body authorised to issue shares, the prior approval of the Supervisory Board shall be required for a decision to that effect.

3. Shareholders shall have no pre-emptive rights with respect to shares issued to a party exercising a previously obtained right to acquire shares.

Payment on Shares
Article 10

1. Shares shall only be issued against payment in full.

2. Payment shall be made in cash unless a consideration in kind has been agreed. Payment other than in Dutch currency may only be effected with the approval of the Company.

Acts in Law Resulting in a Commitment for the Company
Article 11

The Managing Board shall be authorised, without the prior approval of the General Meeting of Shareholders but subject to the approval of the Supervisory Board, to perform acts in law:

a. in relation to the acquisition of shares whereby special commitments are imposed upon the Company;

b. in connection with the acquisition of shares on conditions other than those on which participation in the Company is made available to the public;

c. concerning payment for shares other than in cash.

Acquisition by the Company of Shares in its Own Capital
Article 12

1. The Company may acquire fully paid-up shares or depositary receipts for shares in its own capital for a consideration if and in so far as the General Meeting of Shareholders

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   has authorised the Managing Board thereto, with due observance of the provisions of Section 98 of Book 2 of the Netherlands Civil Code.

2. The said authorisation shall not be required for the acquisition by the Company of shares in its own capital for the purpose of transferring the said shares to employees in the service of the Company or of a group company under a scheme which applies to the said employees.

Capital Reduction
Article 13

1. The General Meeting of Shareholders may decide, following a proposal thereto by the Managing Board and approved by the Supervisory Board and with due observance of the provisions of Section 99 of Book 2 of the Netherlands Civil Code, to reduce the issued capital by cancellation of shares or by reduction of the amount of the shares by amendment of the Articles of Association.

2. A decision to cancel may also relate either to the preference shares only or to the preference shares belonging to one specific series, or to preference shares which have been drawn belonging to one specific series, or to the convertible shares only or to the convertible shares belonging to one specific series, or to convertible shares which have been drawn belonging to one specific series, in all cases on repayment of the nominal amount of the preference shares or the amount paid in on the convertible shares, respectively.

3. Partial repayment on shares shall take place with respect to all shares or with respect to either the ordinary shares or the preference shares only, or with respect to the preference shares belonging to one specific series, or with respect to either the convertible shares only or the convertible shares belonging to one specific series only.

Transfer Restriction with Respect to Preference Shares
Article 14

The provisions of this Article with respect to preference shares shall not apply to convertible shares.

1. Preference shares may only be held by the following parties:

   a. natural persons;

   b. the Trust Office ("Administratiekantoor").
      Under these Articles of Association, the Trust Office shall be taken to mean the trust office which, in accordance with an agreement concluded with that office on behalf of the Company by the Managing Board, with the approval of the Supervisory Board, issues bearer depositary receipts in exchange for shares in the Company's capital which it has in its possession;

   c. the Company itself;

   d. other legal entities than those referred to above, with respect to which the Managing Board has, with the approval of the Supervisory Board, passed an irrevocable resolution to withdraw the restriction of transfer and issue of shares in the cases referred to in paragraph
      5, sub c. of this Article, the substance of such a resolution being the maximum value or percentage in shares to be held by the said legal entity.

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2. Transfer of the shares as referred to in paragraph 1 shall not be possible if the acquiring party is the holder of shares to a nominal value of less than one per cent (1%) of the share capital of the Company issued in the form of preference shares.
   If the said party is not a holder of the said shares, or if he is the holder of shares to a nominal value of less than one per cent (1%) of the share capital of the Company issued in the form of preference shares, transfer shall not be possible if this would result in the said party acquiring more than one per cent (1%) of the share capital issued in the form of preference shares. "Holding of shares" and "acquisition of shares", respectively, shall be taken to include the holding or acquisition, respectively, of a right of usufruct, in so far as the relevant voting rights are vested in the usufructuary.

3. Within the meaning of this Article, "issued share capital shall be taken to include preference shares repurchased and cancelled by the Company, until such time as the number of preference shares issued post-cancellation equals or exceeds the number cancelled.

4. Within the meaning of this Article, "transfer" shall be taken to include the acquisition of preference shares as a result of issues, regardless of whether or not such issues take place in the form of stock dividend and/or bonus shares. The preference shares to be issued shall be included when calculating the size of the share capital issued in the form of preference shares. "Issue of shares" shall be taken to include the granting of rights to acquire shares.

5. The provisions of paragraph 2 above shall not apply to:

   a. the Company itself;

   b. the Trust Office;

   c. a transfer of preference shares acquired by the Company itself or issue by the Company of preference shares if the said transfer or issue is effected in relation to either a partnership with or a takeover of another enterprise, be it by way of a merger or by acquisition of a participating interest or expansion thereof, with respect to which the Managing Board has by irrevocable decree withdrawn, with the approval of the Supervisory Board, the restriction, either in whole or in part, of the possibility of transferring or issuing shares, which withdrawal may be made subject to certain conditions.

6. In the event that an acquisition under general title including legal merger, division of any community and acquisition by inheritance or by law results in an acquiring party acquiring more shares than could be transferred pursuant to paragraph 2 of this Article, the shares held by the acquiring party or the shares which exceed the said limit, respectively, shall either be exchanged for depositary receipts issued by the Trust Office or sold, with due observance of the provisions of this Article, within a period of fourteen (14) days of this situation arising.
   Until the said shares have been exchanged or sold, the rights vested in them may not be exercised by the acquiring party in question.

7. In the event that an acquiring party who is obliged, pursuant to the provisions of the preceding paragraph, to exchange or sell his shares fails to comply with his obligation in this respect within a period of fourteen
   (14) days of the Managing Board drawing this obligation to his notice by registered letter, the Company shall be irrevocably authorised to transfer the shares in question to the Trust Office in exchange for an issue of depositary

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   receipts, with the obligation that these receipts must be delivered to the shareholder in question.

8. Depositary receipts issued by the Trust Office shall, for the purposes of the application of these Articles of Association, be deemed to have been issued with the cooperation of the Company.

Usufruct and Right of Lien
Article 15

1. A right of usufruct may be established on shares in the Company's capital. The voting rights shall be vested in the usufructuary provided such was determined when the usufruct was established; with respect to the usufructuary of preference shares, they shall be vested in the usufructuary provided he is a person to whom shares may be transferred with due observance of the provisions of Article 14.

2. A right of lien may also be vested in shares in the Company's capital.
   The voting rights shall be vested in the lienholder provided such has been determined when the right of lien was established; if a right of lien is established on a preference share, however, the voting right may not be vested in the lienholder.

3. Shareholders not having voting rights and usufructuaries and lienholders having voting right shall have the rights as assigned by law to holders of depositary receipts issued with the cooperation of the Company. Usufructuaries or lienholders not having voting rights shall not have the aforementioned rights.

Holders of Depositary Receipts
Article 16

1. The Managing Board shall, subject to the approval of the Supervisory Board, be authorised to lend its cooperation to the issue of depositary receipts.

2. Where reference is made in these Articles of Association to "holders of depositary receipts", these shall be understood to mean all those who have the same rights as holders of depositary receipts for shares issued with the cooperation of the Company.

3. In the event that depositary receipts for shares have been issued without the cooperation of the Company, their holders shall not have the rights conferred by law or by virtue of these Articles of Association on holders of depositary receipts issued with the cooperation of the Company.

Management
Article 17

1. The Company shall be managed by a Managing Board.

2. The Managing Board shall consist of at least five members. With due observance of the above provisions, the Meeting of the Holder of the Priority Share (hereinafter referred to as: "the Priority") shall determine the number of members to the Managing Board.

3. The Managing Board shall determine the allocation of its duties in mutual consultation.

Appointment
Article 18

1. The members of the Managing Board shall be appointed by the Supervisory
   Board.

2. In the event that the Supervisory Board proceeds to appoint a member to the Managing Board, it shall notify the General Meeting of Shareholders of the intended appointment of a member to the Managing Board.

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3. A combined meeting of the Supervisory Board and the Managing Board shall appoint one member of the Managing Board Chairman.

4. The Supervisory Board shall determine the salary and further conditions of appointment of the members of the Managing Board.

Suspension and Dismissal
Article 19

1. The Supervisory Board may suspend members of the Managing Board at any time. If a member of the Managing Board is suspended, a meeting of the Supervisory Board shall be held within three months of the date of suspension, at which meeting the suspension shall be lifted or a decision taken on the intended dismissal of the suspended member. The latter shall be given the opportunity at this meeting to render account of his actions. He may arrange for the assistance of a consultant. The suspension shall lapse automatically if the Supervisory Board fails to take a decision within the aforementioned term of three months.

2. A decision to suspend a member of the Managing Board may only be carried at a meeting of the Supervisory Board at which at least two-thirds of the incumbents are present. If less than two-thirds of the Supervisory Board members make their appearance at this meeting, a second meeting of the Supervisory Board shall be convened within a term of two weeks, at which a decision shall be taken regardless of the number of incumbent members present.

Article 20

1. The Supervisory Board may dismiss members of the Managing Board at any time.

2. The Supervisory Board may dismiss a member of the Managing Board only when the General Meeting of Shareholders has been consulted on the subject of the intended dismissal.
   The provisions of Article 19, paragraph 2 shall apply mutatis mutandis. Prior to passing a resolution to this effect, the Supervisory Board may consult with the Managing Board member concerned. The latter may arrange for the assistance of a consultant.

3. In the event that the Supervisory Board decides to convene a General Meeting of Shareholders in order to consult with the said Meeting on the intended dismissal of a member of the Managing Board, this General Meeting of Shareholders shall be held within a period of one month of the resolution passed by the Supervisory Board. The member of the Managing Board to whom the intended dismissal relates shall be given the opportunity to render account of his actions at this General Meeting of Shareholders.

4. The Supervisory Board shall notify the Managing Board member concerned, not later than one month after consulting with the General Meeting of Shareholders, whether or not it is to effect the intended dismissal, failing which the Supervisory Board shall not be authorised to dismiss the member concerned until a General Meeting of Shareholders has again been convened for the purpose of consultation on the intended dismissal.

Representation
Article 21

1. The authority to represent the Company shall either reside with two members of the Managing Board acting jointly, or with one member of the Managing Board and one duly authorised signatory acting jointly.

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2. The Company may also be represented by authorised signatories, with due observance of any restrictions imposed upon their representative authority. The Managing Board shall decide on their authority, their job title and the terms of appointment, on the understanding that the title of Senior Executive Vice President may only be granted in consultation with the Supervisory Board.

Absence and Inability to Act
Article 22

In the event of absence or inability to act on the part of one or more members of the Managing Board, the remaining members of the said Board or the two remaining members of the said Board, respectively, shall be charged with the management of the Company. In the event of absence or inability to act on the part of all but one member of the Managing Board or all members of the said Board, the sole remaining member of the said Board and the Supervisory Board jointly or the Supervisory Board, respectively, shall temporarily be charged with the management of the Company, without prejudice to the authority of the Supervisory Board to appoint under such circumstances one or more or two or more officers, respectively, whether or not from its own membership, to attend to the management of the Company on a temporary basis, together with the sole remaining member of the Managing Board or jointly, respectively.

In the event of absence or inability to act on the part of all members of the Managing Board or all but one member of the said Board, the Supervisory Board shall be obliged to fill the vacant post(s) with immediate effect.

Approval of Resolutions
Article 23

1. With prejudice to the provisions as stipulated elsewhere in these Articles of Association, the Managing Board shall require the approval of the Supervisory Board for the following management decisions:

   a. issue and acquisition of shares in and debentures for the account of a limited or general partnership of which the Company is a fully liable partner;

   b. cooperation in the issue of depositary receipts for shares in the Company's capital;

   c. application for listing or cancellation of listing of the securities as referred to under a. and b. in the Official Price List of any stock exchange;

   d. entering into or severing a lasting collaboration, either between the Company or a dependent company and another legal entity or company, or in its capacity as fully liable partner in a limited or general partnership if the said collaboration or severing is of material significance for the Company;

   e. participation by the company or a dependent company in the capital of another company to an amount of at least one quarter of the value of the issued capital and reserves of the Company as disclosed in its balance sheet and accompanying notes, or any material increase or reduction in such participation;

   f. investments requiring an amount equal to at least one-quarter of the issued capital and reserves of the Company as disclosed in its balance sheet and accompanying notes;

   g. any proposal to amend the Articles of Association;

   h. any proposal to wind up the Company;

   i. filing for bankruptcy and applying for moratorium of payment;


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   j. termination of employment for a significant number of employees of the
      Company or of a dependent company, either at the same time or within a short period of time;

   k. material changes in the employment conditions of a significant number of employees of the Company or of a dependent company, either at the same time or within a short period of time;

   1. any proposal relating to a reduction of the issued capital.

2. Failure by the Supervisory Board to approve of any resolution as referred to in the first paragraph may not be invoked by or against third parties.

Supervisory Board
Article 24

1. The Company shall have a Supervisory Board consisting of at least ten members.
   With due observance of the above provisions, the Priority shall determine the number of members to the Supervisory Board.

2. Without prejudice to the provisions as stipulated elsewhere in these Articles of Association, it shall be the duty of the Supervisory Board to supervise the conduct of business of the Managing Board as well as the general course of affairs in the Company and its affiliated enterprise(s). The Supervisory Board shall assist the Managing Board with advice. The members of the Supervisory Board shall be guided in the performance of their duties by the interests of the Company and those of its affiliated enterprise(s).

3. The Managing Board shall provide the Supervisory Board in good time with the information required for the performance of its duties.

4. If fewer than ten members of the Supervisory Board are in office, the Supervisory Board shall be obliged to fill the vacant post(s) with immediate effect.
   The Supervisory Board shall continue to be authorised, even if it is incomplete and even if its members number fewer than ten.

5. The Supervisory Board shall appoint from among its members a Chairman and one or more Deputy Chairmen.

6. Each member of the Supervisory Board shall receive a fixed remuneration, the level of which is determined, and may be changed, by the General Meeting of Shareholders following a proposal to that effect by the said Board.

Appointment of Supervisory Board Members
Article 25

1. The members of the Supervisory Board shall be appointed by the Supervisory Board.

2. The General Meeting of Shareholders, the Staff Council and the Managing Board may recommend persons for appointment to the Supervisory Board to the said Board.
   To this end, the Supervisory Board shall notify them in good time when and as a result whereof a vacant seat on its Board needs to be filled. The Supervisory Board may impose a reasonable term on the Managing Board and the Staff Council for the making of such recommendations.

3. The Supervisory Board shall notify the General Meeting of Shareholders and the Staff Council of the name of the person it wishes to appoint, with due observance of Section 142, Subsection 3 of Book 2 of the Netherlands Civil Code.


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4. The Supervisory Board shall appoint the said person unless the General
   Meeting of Shareholders or the Staff Council object to the intended appointment, on the grounds that the provisions of either the second sentence of paragraph 2 or of paragraph 3 of this Article have not been fully complied with, on the grounds that it is expected that the nominee would be unfit to perform the duties of a member of the Supervisory Board, or on the grounds that the composition of the Supervisory Board would be inappropriate following the intended appointment.

5. The resolution by the General Meeting of Shareholders to lodge an objection must be passed at the first meeting held after a period of fourteen (14) days has elapsed since notice was given.
   The Staff Council shall pass the resolution to lodge an objection within a period of two months of the notification.

6. The objection shall be communicated to the Supervisory Board, stating the reasons.

7. The appointment may be effected as intended despite the objection of the General Meeting of Shareholders or the Staff Council if the Companies Division.
   ("Ondernemingskamer") of the Amsterdam Court of Appeal, at the request of a representative of the Supervisory Board appointed for that purpose, declares the said objection to be unfounded.

8. A statement of defense may be submitted by a representative, appointed for that purpose, of the General Meeting of Shareholders or of the Staff Council which has lodged the objection referred to in paragraph 4. The Companies Division of the Court of Appeal shall also summon the representatives appointed by the General Meeting of Shareholders or the Staff Council which has not lodged an objection.
   No appeal shall be permitted against the decision of the Companies Division of the Court of Appeal. The Companies Division of the Court of Appeal may not make an award of legal costs.

9. If no members of the Supervisory Board are in office, the appointment shall be made by the General Meeting of Shareholders, with due observance of the provisions of Section 159 of Book 2 of the Netherlands Civil Code.

Retirement by Rotation - Suspension - Dismissal
Article 26

1. Members of the Supervisory Board shall retire from office not later than on the day of the first General Meeting of Shareholders following the day on which they have been a member of the Supervisory Board for a period of four years from their most recent appointment or reappointment. Retiring Supervisory Board members shall be eligible for immediate reappointment.

2. The Supervisory Board may suspend members of the said Board at any time. Such suspension shall lapse automatically if the Company, represented by the Supervisory Board, fails to request the Companies Division of the Amsterdam Court of Appeal, within a period of one month of the commencement of the suspension, to dismiss the Supervisory Board member on the grounds as prescribed by law.

3. Paragraph 2 of Article 19 shall apply mutatis mutandis to the passing of resolutions by the Supervisory Board with respect to paragraph 2.

Advisory Committee
Article 27

1. The Managing Board may establish an Advisory Committee.

2. Whenever the Advisory Committee considers it necessary or whenever a request to that effect is submitted to it by the Managing Board, the Committee shall advise that Board on matters which are relevant to the conduct of business. The Managing Board may also request advice to that effect from individual members of the Advisory Committee.
   The establishment of the Committee, the procedures to be followed by it and appointment of its members shall be defined in more detail in a set of rules and regulations.

General Meeting of Shareholders
Article 28

1. General Meetings of Shareholders shall be held in Amsterdam.

2. Annual meetings shall be held within six months of the end of each financial year.

3. The following items shall be included on the agenda of the Annual Meeting:

   a. The Annual Report;

   b. Approval of the Annual Accounts;

   c. Announcements concerning vacancies in the Managing Board and the Supervisory Board.

4. General Meetings of Shareholders shall furthermore be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and whenever such is required either by law or on the basis of the provisions of the Articles of Association.

Convocation
Article 29

1. General Meetings of Shareholders shall be convened by the Managing Board or the Supervisory Board, without prejudice to the provisions of Sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code.

2. Convocation shall take place not later than on the fifteenth day prior to the day of the meeting.

3. The convocation to the meeting shall state the items to be discussed; alternatively, notice shall be given that the holders of shares and depositary receipts for shares may inspect such items at the Company's offices.

4. Proposals to amend the Articles of Association or proposals relating to a reduction of the Company's capital shall, however, always be included in the actual convocation.
   Convocations to meetings at which a proposal is made relating to a reduction of the Company's capital shall furthermore include the object of the said capital reduction and the method whereby it shall be realised.

5. Convocations and other notifications to holders of shares and depositary receipts for shares shall be made by means of an announcement in at least one national daily newspaper and in the Official Price List, published by Amsterdam Exchanges N.V. or one of her subsidiaries, the Official Price List hereafter to be mentioned as: the Official Price List.

Admission to Meetings
Article 30

1. Each shareholder with voting rights and each usufructuary or holder of a lien on shares with voting rights shall be entitled, either in person or by written proxy, to attend General

   Meetings of Shareholders, to address the meeting and to exercise his voting rights, provided he has made known his intention to do so not later than on the day to be stated in the convocation, which day may not be more than seven nor less than three days prior to the date of the meeting, in the place as stated in the convocation and, with respect to the holder of bearer shares, provided he has lodged his share certificates not later than on the day to be stated in the convocation, which day may not be more than seven nor less than three days prior to the day of the meeting, in the place as stated in the convocation and in exchange for a receipt which shall also serve as an admission pass to the said meeting.

2. Each holder of depositary receipts for shares shall be entitled, either in person or by written proxy, to attend General Meetings of Shareholders and address the meeting, provided he has lodged his certificates of receipt not later than within the term as stipulated in paragraph 1 in the place as stated in the convocation.

3. Each holder of shares not having voting rights shall be entitled, either in person or by written proxy, to attend General Meetings of Shareholders and address the meeting. The provisions as stipulated in paragraph 1 of this Article shall apply mutatis mutandis.

4. Holders of shares and depositary receipts for shares who wish to have themselves represented at the General Meeting by written proxy shall be obliged to submit the proxy for the meeting to the offices of the Company, within the term as stipulated in paragraph l.

5. Holders of shares or depositary receipts for shares or their proxies shall sign the list of attendance prior to the commencement of the meeting.

6. The Chairman of the General Meeting of Shareholders shall decide on any disputes as to whether holders of shares or depositary receipts for shares or their proxies have submitted adequate proof of their identity for the purpose of attending the meeting and exercising their voting rights and on all other issues relating to the proper conduct of the meeting.

Chairing of the Meeting - Minutes
Article 31

1. General Meetings of Shareholders shall be chaired by the Chairman of the Supervisory Board or, in the absence of the said Chairman, by a Deputy Chairman.
   In the absence of both the Chairman and the Deputy Chairman, the Supervisory Board shall appoint a chairman from among the members of the Supervisory Board present at the meeting.
   The Chairman of the Supervisory Board may furthermore, in consultation with the Managing Board, invite a person from outside the Supervisory Board to deputise as chairman.

2. Minutes shall be kept of the meeting, except where notarial records are made of the items discussed. The Chairman and the Secretary of the Meeting appointed by him shall approve the minutes and sign them in evidence thereof.

Voting Rights and Voting
Article 32

1. a. Each ordinary share shall confer the right to cast one vote.
   b. Each priority share and each preference share shall confer the right to cast four votes.

2. No votes may be cast at the General Meeting of Shareholders with respect either to shares belonging to the Company or a subsidiary company or to shares the depositary receipts of which are held by the Company or a subsidiary company, without prejudice to any further provisions of the law.

3. Shares in respect of which the law prescribes that they shall not confer a right to vote shall be disregarded for the purpose of determining the proportion of the shareholders voting, present or represented, or the proportion of the share capital present or represented.

4. All resolutions by the General Meeting of Shareholders shall be passed by absolute majority of validly cast votes, unless the law prescribes a greater majority.

5. All votes shall be cast verbally.
   The Chairman may determine, however, that the votes shall be cast by means of written ballot.
   In the case of election of persons, any shareholder present may also require that the votes shall be cast by means of written ballot.
   Written votes shall be cast using sealed unsigned ballot papers.

6. Votes may be cast by acclamation provided none of the shareholders present objects.

7. Blank votes and invalidly cast votes shall be deemed not to have been cast.

8. In the event of a tied vote concerning matters, the proposal shall be deemed to have been defeated.

9. If a simple majority is not reached on the first vote in the case of the appointment of persons, a second ballot shall be held. If a simple majority is not reached for a second time, a ballot shall be held between the two persons who acquired the most votes at the second ballot. The person who acquires the most votes during the final ballot shall be elected. If more than those persons qualify for the aforementioned second ballot as a result of a tied vote between them, an interim ballot shall decide the two persons between whom the final ballot is to be held or which of them shall go into the final ballot with the person who acquired the most votes at the second ballot. In the event of a tied vote, the matter shall be decided by the drawing of lots.

Shareholders' Committee
Article 33

1. The General Meeting of Shareholders shall be authorised to appoint a Shareholders' Committee to which it may transfer the powers granted and duties imposed by law with respect to the appointment and dismissal of members of the Supervisory Board and the Managing Board for a period, to be determined by the General Meeting, which shall not exceed two years at a time. Other powers may not be transferred to the Shareholders' Committee. The General Meeting of Shareholders may rescind the transfer at any time.

2. The Supervisory Board may require that resolutions be passed within a reasonable term on the matters with respect to which it has requested that a meeting of the Shareholders' Committee be convened. If the Shareholders' Committee fails to comply, it shall be deemed to be unwilling to exercise its rights with respect to the items stated on the agenda.

3. The composition of the Committee, the members of which shall be shareholders, the method of nomination, the division of duties and the procedures with respect to meetings and decision-taking shall be laid down in a set of rules and regulations, which shall be adopted by the General Meeting of Shareholders.

Meetings of Holders of Different Classes of Shares
Article 34

1. Meetings of holders of shares of the same glass or belonging to the same series of preference shares shall be convened by the Managing Board or the Supervisory Board.
   The meetings shall be held as frequently as deemed necessary by the Managing Board or the Supervisory Board and whenever such is required either by law or on the basis of the provisions of the Articles of Association.

2. Where possible, the provisions with respect to the General Meetings of Shareholders shall apply mutatis mutandis to the aforementioned meetings.

Financial Year - Annual Accounts and Annual Report
Article 35

1. The financial year shall be concurrent with the calendar year.

2. Each year, within a period of five months of the end of the financial year, the Managing Board shall draw up the Annual Accounts.

3. The Annual Accounts shall be signed by all members of the Managing Board and all members of the Supervisory Board.

4. The Annual Accounts shall be submitted to the Supervisory Board together with the Annual Report.

5. The Supervisory Board shall adopt the Annual Accounts.

Expert
Article 36

1. The Company shall appoint an expert, within the meaning of Section 393 of Book 2 of the Netherlands Civil Code, to audit the Annual Accounts.

2. Without prejudice to the statutory provisions, the Supervisory Board shall be obliged to appoint the said expert if the General Meeting of Shareholders has failed to do so.

3. The expert shall report on his audit to the Supervisory Board and the Managing Board.

4. The expert shall state the results of his examination in an auditors' opinion on the truthfulness and fairness of the Annual Accounts.

5. With due observance of the statutory provisions, the Annual Accounts may not be adopted or approved if the Supervisory Board or the General Meeting of Shareholders have not been in a position to inspect the auditors' opinion drawn up by the expert.

Availability for Inspection - Submission - Approval and Discharge
Article 37

1. From the day of convocation to the Annual Meeting to the end of the said Meeting, the Annual Accounts as adopted by the Supervisory Board and the Annual Report of the Managing Board and the other information to be included by law shall be available for inspection by the holders of shares and depositary receipts for shares at the offices of the Company and at the offices as stated in the notification. The said holders of shares and depositary receipts for shares may obtain a full copy free of charge.

2. The Supervisory Board shall submit the Annual Accounts, within a period of six months of the financial year end, for approval to the General Meeting of Shareholders, while the Managing Board shall submit the Annual Report within the same period.

3. The Supervisory Board shall simultaneously submit the Annual Accounts to the Staff Council for discussion.

4. The Annual Accounts shall require the approval of the General Meeting of Shareholders.

5. Unqualified approval of the Annual Accounts shall serve to ratify the managerial actions and supervision, respectively, of the members of the Managing Board and the Supervisory Board with respect to the financial year then ended.

Profit and Distributions
Article 38

1. The Company may make distributions to the shareholders and other parties entitled to the profit available for distribution in so far as its shareholders' equity exceeds the paid and called portion of the capital plus the reserves required by law to be maintained.

2. The profit as stated in the approved Annual Accounts shall be distributed as follows:

   a. Up to six per cent (6%) of the nominal amount of his share shall be distributed to the holder of the priority share.

   b. 1. A dividend shall subsequently be distributed to the holders of preference shares and convertible shares equal to a percentage, to be described below, of the nominal amount of the preference shares or the amount paid in on the convertible shares, respectively.

   b. 2. The calculation of the dividend percentage for the series of preference shares issued, either in whole or in part, before September fifteenth, nineteen hundred and ninety-three, shall take place by taking the arithmetic mean of the average effective yield of the five government bond loans with the longest term, as drawn up by the Netherlands Central Plan Bureau of Statistics and published in the Official Price List, for the last twenty trading days preceding the day of the first issue of preference shares of the said series, increased by a surcharge determined by the Managing Board and approved by the Supervisory Board of at least one quarter percentage point and at most one percentage point, depending on the market situation prevailing at the time.
         On the first of January of the year two thousand and one and every ten years thereafter, the said dividend percentage shall be adjusted to the average effective yield of the five government bond loans with the longest term prevailing at the time, calculated in the manner as stated above, but on the understanding that the said arithmetic mean shall be calculated over the last twenty trading days preceding the day on which the dividend percentage is to be adjusted and increased by a surcharge as determined by the Managing Board and approved by the Supervisory Board, as described

   b. 3. The calculation of the dividend percentage for each series of preference shares issued, either in whole or in part, after September fifteenth, nineteen hundred and ninety-three, shall take place by taking the arithmetic mean of the effective yield of the government bond loans as described hereinafter, as drawn up by the Netherlands Central Bureau of Statistics and published in the Official Price List, for the last twenty trading days preceding the day of the first issue of preference shares of the said series, where appropriate increased of reduced by a surcharge or reduction, as determined by the

          Managing Board and approved by the Supervisory Board, of at most one percentage point, depending on the market situation prevailing at the time. The government bond loans as referred to in this paragraph shall be taken to mean the government bond loans with a term, remaining or otherwise, of nine to ten years. In the event that the effective yield of these government bond loans at the time of the calculation of the dividend percentage is not currently being drawn up by the Netherlands Central Bureau of Statistics or published in the Official Price List, the government bond loans referred to in this paragraph shall be taken to mean the government bond loans with a term, remaining or otherwise, matching as closely as possible a term, remaining or otherwise, of nine to ten years of which the effective yield at the time of the calculation of the dividend percentage is currently being drawn up by the Netherlands Central Bureau of Statistics and published in the manner as referred to in the foregoing, but with a maximum term, remaining or otherwise, of ten years.

          On the first of January of the year following the year in which ten years will have elapsed following the date of first issue of a series of preference shares as referred to in this paragraph, and every ten years thereafter, the dividend percentage for the said series of preference shares shall be adjusted to the effective yield of the government bond loans as referred to earlier in this paragraph prevailing at that time, but on the understanding that the said arithmetic mean shall be calculated over the last twenty trading days preceding the day on which the dividend percentage is to be adjusted and may be increased or reduced by a surcharge or reduction as determined by the Managing Board and approved by the Supervisory Board, as described above.

    b. 4. The calculation of the dividend percentage for each series of convertible shares shall take place by dividing the maximum dividend amount paid in cash for an ordinary share in the Company's capital for the financial year preceding the day of the first issue of convertible shares of the said series by the arithmetic mean of the share prices, to be described hereinafter, of the ordinary shares in the Company's capital for the last twenty trading days preceding the day of the first issue of convertible shares of the said series, following which the outcome of this division shall be multiplied by one hundred. Where appropriate, the percentage thus arrived at may be increased by a surcharge, as determined by the Managing Board, of at most two percentage points, depending on the market situation prevailing at the time.

          "Share prices" of the ordinary shares in the Company's capital shall be taken to mean the closing prices as published in the Official Price List during the aforementioned trading days, on the understanding that if during the said trading days the share price of the ordinary shares is arrived at ex-dividend due to a dividend having been made payable on the ordinary shares and made available, either entirely in cash or, at the discretion of the shareholder, wholly or partly in cash or in the form of shares, the said closing prices relating to the trading days on which the share price of the ordinary shares is arrived at ex-dividend will be increased by an amount equal to the maximum amount of the said dividend made payable in cash on an ordinary share.
           On the first of January of the year following the year of expiry of the term within which the convertible shares forming part of one of the aforementioned series of convertible shares can be converted into ordinary shares, and every ten years thereafter, the dividend percentage for the said series of convertible shares shall be adjusted in the manner as described under b.3 above with respect to the adjustment of the dividend percentage for the series of preference shares referred to under b.3.

    b. 5 The "day of the first issue" as referred to in this paragraph shall be taken to mean the day on which the dividend percentage is announced for the series of preference shares or convertible shares to be issued, respectively.

    b. 6. No profit distribution in addition to that as referred to in the foregoing shall be made to holders of preference shares or holders of convertible shares.

    c. Subsequently, such reserves shall be formed and charged against the profit as determined by the Managing Board and approved by the Supervisory Board.

    d. The remaining amount shall then be distributed in the form of dividend on the ordinary shares.

3. Subject to the approval of the Supervisory Board, the Managing Board may make the dividend or interim dividend on the ordinary shares payable, at the discretion of the holders, either in cash or, provided it is authorised to issue shares, partly or wholly in the form of ordinary shares or preference shares in the Company's capital or in a combination thereof, such combination to be determined by the Managing Board.

4. Subject to the approval of the Supervisory Board, the Managing Board shall be authorised, in so far as such is permitted by the profit as evidenced by an interim balance sheet drawn up with due observance of the provisions of
   Section 105, Subsection 4 of Book 2 of the Netherlands Civil Code, to make payable an interim dividend on the ordinary shares once or more frequently, in the course of any financial year and prior to the approval of the Annual Accounts by the General Meeting of Shareholders.

5. Subject to the approval of the Supervisory Board, the Managing Board may decide on a distribution charged against reserves in cash or, if the Board is authorised to issue shares, in the form of shares.

Amendment of the Articles of Association and Dissolution
Article 39

1. Any resolutions to amend the Articles of Association or dissolve the Company may only be passed by the General Meeting of Shareholders following a proposal by the Managing Board which has been approved by the Supervisory Board, and following the approval of the Priority.

2. A copy of the proposal containing the literal text of the proposed amendments shall be made available for inspection by the holders of shares and depositary receipts for shares at the offices of the Company and at the offices stated in the convocation to the meeting, from the day of convocation to the end of the said Meeting. Each holder of shares or depositary receipts for shares may obtain a full copy of the said proposal free of charge.

Liquidation
Article 40

1. In the event that the Company is wound up, liquidation shall be effected with due observance of the statutory provisions.

2. Where possible, the Articles of Association shall remain in force during the liquidation proceedings.

3. The remainder of the Company's property after settlement of all debts shall be distributed as follows:

   a. to the holder of the priority share: the nominal amount of the priority share;

   b. subsequently, to the holders of preference shares and convertible shares: the dividend percentage applying to the series of preference shares or convertible shares of which they are holders, to be calculated on the basis of the nominal amount of the preference shares or the amount paid in on the convertible shares, respectively, from the most recent full financial year until the date of payment, and subsequently the nominal amount of the preference shares or the amount paid in on the convertible shares, respectively;

   c. finally, to the holders of ordinary shares: the remainder, in proportion to their shareholding.

4. Following completion of the liquidation, the books and documents of the Company shall continue to reside, for the periods as prescribed by law, with the party appointed for that purpose by the General Meeting of Shareholders.